Exhibit 3.8

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

PINAFORE, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Pinafore, LLC (the “Company”) is effective as of September 28, 2010 and is entered into by The Gates Corporation, a Delaware corporation (“Gates”), and Tomkins Corporation, a Delaware corporation (“Tomkins” and, together with Gates, the “Members”).

WHEREAS, Pinafore Acquisitions Limited, a private limited company formed under the laws of the United Kingdom (the “Original Member”), entered into a limited liability agreement of the Company, effective as of July 27, 2010 (the “Original Agreement”), as the sole member;

WHEREAS, the Original Member and the Members have entered into a Purchase Agreement, dated as of the date hereof, pursuant to which the Original Member has sold, transferred and conveyed 64.70793984% of the membership interests in the Company (the “Membership Interests”) to Gates and 35.29206016% of the Membership Interests to Tomkins; and

WHEREAS, the Members desire to amend and restate the Original Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

1. Formation of Limited Liability Company. The Company was formed on July 16, 2010 as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C §18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”). The rights and obligations of the Members and the administration and termination of the Company shall be governed by this Agreement and the Act. This Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of Section 18-101(7) of the Act. To the extent this Agreement is inconsistent in any respect with the Act, to the fullest extent permitted by the Act, this Agreement shall control. Each Member, as an authorized person, within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed in with the Secretary of State of the State of Delaware. Each Member shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business.

2. Members. Each Member is hereby admitted as a member of the Company upon its execution and delivery of this Agreement. The percentage of Membership Interests held by each Member is set forth on Schedule A hereto.

3. Purpose. The purpose of the Company is to engage in any and all other lawful businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company is Pinafore, LLC.

5. Registered Agent and Principal Office. The registered agent of the Company in the State of Delaware is Corporation Trust Company, whose address is 1209 Orange Street, Suite 400, Wilmington, New Castle County, Delaware 19801. The mailing address of the Company shall be 1551 Wewatta Street, Denver, Colorado 80202. The Company may have such other offices as the Majority Member (as defined below) may designate from time to time.

6. Term of Company. The Company shall continue in existence in perpetuity unless its business and affairs are earlier wound up following dissolution at such time as this Agreement may specify.

7. Management of Company. Except to the extent delegated to the Officers of the Company pursuant to Section 8 below or otherwise specified herein, all decisions relating to the business, affairs and properties of the Company shall be made by the Member(s) holding, in the aggregate, a majority of the Membership Interests held by all members of the Company (collectively, the “Majority Member”). Notwithstanding any provision of this Agreement, in no event shall the Company have, or take any actions to create, a board of managers or similar governing arrangement(s).

8. Designation of Officers.

(a) The Majority Member may, from time to time, designate officers of the Company and delegate to such officers such authority and duties as such Majority Member may deem advisable (the “Officers”) and may assign titles (including, without limitation, Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, president, vice-president, secretary and/or treasurer) to any such Officer. Unless the Majority Member otherwise determines, if the title assigned to an Officer of the Company is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, then the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are customarily associated with such office. Any number of titles may be held by the same Officer. Any Officer to whom a delegation is made (including any delegation contained in an employment agreement, subject to the limitations contained therein) shall serve in the capacity and have such powers as delegated unless and until such delegation is revoked by the Majority Member in whole or in part for any reason or no reason whatsoever, with or without cause, or such Officer resigns. The current Officers of the Company are set forth on Schedule B hereto.

(b) In addition to such other duties as may be delegated to any Officer of the Company, the President of the Company shall be the most senior officer of the Company and shall, subject to the control of the Majority Member, have general supervision, direction and control of the business and officers of the Company.

9. Reimbursement; Compensation. Each Officer shall be reimbursed for any actual costs reasonably incurred in connection with such Officer’s service as an officer of the Company.

10. Limitation of Liability; Indemnification; Duties.

(a) To the fullest extent permitted by law, none of (i) the Members (each in its capacity as a Member), (ii) the affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any Member or the Company and (iii) each former officer, director, employee, or member (collectively, the “Indemnitees”) acting in accordance with this Agreement shall be liable, responsible, or accountable, in damages or otherwise, to the Company or the Members thereof for doing any act or failing to do any act, whether before, on or after the date hereof, the effect of which may cause or result in loss or damage to the Company or a Member if: (A) the act or failure to act of such Indemnitee was in good faith, in a manner it reasonably believed to be within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in, or not inconsistent with, the best interest of the Company; and (B) the conduct of such Person did not constitute fraud, willful misconduct, gross negligence or a material breach of this Agreement.

(b) The Company shall defend, indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever, and all costs of investigation in connection therewith, as a result of any claim, threatened action or legal proceeding by any person (including, without limitation, by or through the Company, any subsidiary and/or a Member), or otherwise imposed upon or incurred by such Indemnitee, relating to the performance or nonperformance of any act concerning the activities of the Company or a subsidiary, whether before, on or after the date hereof, if: (i) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in, or not inconsistent with, the best interest of the Company or such subsidiary; and (ii) the conduct of such Indemnitee did not constitute fraud, willful misconduct, gross negligence or a material breach of a material provision of this Agreement. The indemnification authorized by this subsection (b) shall include any judgment, award, settlement, the payment of reasonable attorneys’ fees and other expense (not limited to taxable costs) incurred in settling or defending any claims, threatened action or finally adjudicated legal proceeding.

(c) From time to time, as requested by an Indemnitee hereunder, such attorneys’ fees and other expenses shall, unless the Majority Member determines that the Indemnitee has failed to meet the standards set forth in subsection (b) (taking into account, among other things, the availability of security for any repayment obligation on the part of the Indemnitee), be advanced by the Company prior to the final disposition of such claims, actions or proceedings upon receipt by the Company of an undertaking, reasonably acceptable to the

Majority Member, by or on behalf of such Indemnitee to repay such amounts if it shall be determined that such Indemnitee is not entitled to be indemnified as authorized hereunder.

(d) Any indemnification by the Company provided hereunder shall be satisfied solely out of assets of the Company as an expense of the Company (and the proceeds of any directors and officers insurance).

(e) The provisions of this Section 10 are for the benefit of the Indemnitees and their estate and heirs and shall not be deemed to create any rights for the benefit of any other person.

(f) The provisions of this Section 10 shall survive the termination of this Agreement. Any termination or amendment of this Section 10 shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission prior to the time of such termination or amendment.

11. Capital Contributions. Each Member will make capital contributions to the Company, pro rata in accordance with the Members’ relative Percentage Interests, of certain property specified on Schedule C on or around September 29, 2010 and will make such other capital contributions in cash or other property at such times, in such amounts and for such purposes as the Members shall agree from time to time.

12. Distributions.

(a) Distributions will be made to the Members at the times and in the aggregate amounts, net of any reserves of the Company, determined in the Majority Member’s sole and absolute discretion. Any amounts distributed pursuant to this Section 12(a) will be made pro rata in accordance with the Member’s relative Percentage Interests as set forth on Schedule B hereof.

(b) Notwithstanding anything contrary contained herein, the Company will not make a distribution to any Member on the account of the interest of such Member in the Company if such distribution would violate Section 18-607 of the Act, and any Member receiving a distribution in violation of such provision will promptly return such distribution.

13. Capital Accounts. A Capital Account (“Capital Account”) will be established and maintained for each Member in accordance with the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (the “Treasury Regulations” or the “Regulations”), including Treasury Regulations Sections 1.704-1(b) and 1.704-2. The Majority Member may in its discretion increase or decrease the Capital Accounts of the Members to reflect a revaluation of property of the Company on the Company’s books and records, but only in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(e) and (f). Following any such revaluation pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), the Members’ Capital Accounts will be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss computed for book purposes with respect to such property.

14. Allocations of Net Profits and Net Losses.

(a) Net Profits and Net Losses (each as hereinafter defined) will be determined and allocated with respect to each fiscal year of the Company as of the end of such fiscal year and at such times as the Company property is revaluated in accordance with Section 13. Subject to the other provisions of this Section 14, an allocation to a Member of a share of Net Profits or Net Losses will be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profits or Net Losses. Except as otherwise provided herein, Net Profits and Net Losses, and to the extent necessary, individuals items of income, gain, loss or deduction of the Company will be allocated among the Capital Accounts of the Members in a manner that as closely as possible gives economic effect to the provisions of Sections 13 and 17 and the other relevant provisions of this Agreement.

(b) Regulatory Allocations. Notwithstanding the foregoing provisions of Section 13(a), the following special allocations shall be made in the following order of priority:

(i)	Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company taxable year, then each Member shall be allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(2). This Section 14(b)(i) is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)	Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain attributable to such Company Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704-2(g)(2). This Section 14(b)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)

Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible. It is intended that this Section 13(b)(iii) qualify and be construed as a “qualified income offset” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

(iv)	Limitation on Allocation of Net Loss. If the allocation of Net Loss (or items of loss or deduction) to a Member as provided in Section 13(a) hereof would create or increase an Adjusted Capital Account deficit, there shall be allocated to such Member only that amount of Net Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Net Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to the limitations of this Section 14(b)(iv).

(v)	Certain Additional Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(vi)	Nonrecourse Deductions. The Nonrecourse Deductions for each taxable year of the Company shall be allocated to the Members in proportion to their respective capital contributions with respect to the Company investment giving rise to such Nonrecourse Deductions.

(vii)	Member Nonrecourse Deductions. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(viii)

Curative Allocations. The allocations set forth in Section 14(b)(i) through (vii) hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(i). Notwithstanding the provisions of Section 13(a), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

(c) Tax Allocations.

(i)	Except as provided in Section 14(c)(ii) hereof, for income tax purposes under the Code and the Regulations, each item of income, gain, loss, deduction and credit shall be allocated between the Members as its correlative item of “book” income, gain, loss, deduction or credit is allocated pursuant to this Section 14.

(ii)	Tax items with respect to Company assets that are contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Company shall account for such variation under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Majority Member. If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of “Gross Asset Value” herein, subsequent allocations of income, gain, loss, deduction and credit with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and its Gross Asset Value in a manner consistent with Code Section 704(c) and the Regulations promulgated thereunder under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Majority Member. Allocations pursuant to this Section 14(c)(ii) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profits, Net Losses and any other items or distributions pursuant to any provision of this Agreement.

(d) Other Tax Provisions.

(i)	For any fiscal year or other period during which any part of an Interest is transferred between the Members or to another person, the portion of the Net Profits, Net Losses and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of such Interest shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Majority Member.

(ii)	In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Section 14, the Majority Member is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member.

(iii)	For purposes of determining a Member’s proportional share of the Company’s “excess nonrecourse liabilities” within the meaning of Regulations Section 1.752-3(a)(3), each Member’s interest in Net Profits shall be equal to such Member’s share of Company distributions under Section 13 with respect to the investment for which the relevant excess nonrecourse liability is attributable.

(e) Definitions. As used in this Agreement, the following terms are defined as follows:

“Adjusted Capital Account” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i) Add to such Capital Account the following items:

(A) The amount, if any, that such Member is obligated to contribute to the Company upon liquidation of such Member’s Interest; and

(B) The amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Subtract from such Capital Account such Member’s share of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Majority Member.

“Company Minimum Gain” has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase “partnership minimum gain.”

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(i)	The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the mutual consent of the Majority Member and the contributing Member.

(ii)	The Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (A) through (E) below shall be Majority Member using such reasonable method of valuation as it may adopt, as of the following times:

(A) the acquisition of an additional Interest by a new or existing Member in exchange for more than a de minimis capital contribution, if the Majority Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company;

(B) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an Interest, if the Majority Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company;

(C) the liquidation or dissolution of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(D) the grant of an Interest (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of becoming a Member of the Company, if the Majority Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Members in the Company; and

(E) at such other times as the Majority Member shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(iii)	The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Majority Member.

(iv)

The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

“Member Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i) with respect to “partner minimum gain.”

“Member Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase “partner nonrecourse debt.”

“Member Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i) for the phrase “partner nonrecourse deductions.”

“Net Profits” or “Net Losses” means, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)	Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses shall increase the amount of such income and/or decrease the amount of such loss;

(ii)	Any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses, shall decrease the amount of such income and/or increase the amount of such loss;

(iii)	Gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Gross Asset Value;

(iv)	In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(v)	To the extent an adjustment to the adjusted tax basis of any asset included in Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

(vi)	If the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (ii) or subparagraph (iii) of the definition of “Gross Asset Value” above, the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses; and

(vi)	Notwithstanding any other provision of this definition of Net Profits and Net Losses, any items that are specially allocated pursuant to Section 13(b) hereof shall not be taken into account in computing Net Profits or Net Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 13(b) hereof shall be determined by applying rules analogous to those set forth in this definition of Net Profits and Net Losses.

“Nonrecourse Deductions” has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

15. Deficit Capital Account Balance. Notwithstanding anything to the contrary in this Agreement, if any Member has a deficit balance in the Member’s Capital Account (after giving effect to all capital contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member will have no obligation to make any additional capital contribution to reduce or eliminate such deficit balance, and the deficit balance of the Member’s Capital Account will not be considered a debt owed by the Member to the Company or to any other person for any purpose whatsoever.

16. Tax Matters Member

(a) The Majority Member will be the Company’s “tax matters partner,” as provided in the Treasury Regulations under Code Section 6231 (the “Tax Matters Person”) and as such shall perform the duties as are required or appropriate thereunder. Each Member by his, her or its execution of this Agreement consents to the designation of the Tax Matters Person and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices, such documents as may be necessary or appropriate to evidence such consent.

(b) The Tax Matters Person will have all the powers and duties assigned thereto under Section 6221-6232 of the Code and the Treasury Regulations thereunder. The Tax Matters Person will, at the expense of the Company, (i) cause to be prepared and filed all tax returns (including amended returns) required to be filed by the Company, and (ii) cause to be prepared and sent within 120 calendar days after each fiscal year end (or as soon as practicable thereafter) to each person who was a Member during such fiscal year, a copy of Schedule K-1 to Internal Revenue Service Form 1065 (or any successor form) indicating such Member’s share of the Company’s income, loss, gain, expense and other items relevant for U.S. federal income tax purposes.

17. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up upon (i) the written consent of all Members, (ii) any time there are no members of the Company unless the Company is continued in accordance with the Act, or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. After establishing reserves determined to be appropriate by the Majority Member, distributions to the Members in liquidation of the Company shall be made in accordance with positive capital account balances.

18. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by all of the Members.

19. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

20. Assignments. A Member may at any time assign in whole or in part its Membership Interests. If a Member transfers any of its Membership Interests pursuant to this Section 20, the transferee shall be admitted to the Company as a member of the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. If a Member transfers all of its Membership Interests, such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

21. Admission of Additional Members. One (1) or more additional members of the Company may be admitted to the Company with the consent of all of the Members or in accordance with Section 20 above.

[Signature page follows.]

The undersigned Members of the Company hereby adopt this Agreement as of the date first above written.

The Gates Corporation

By:	/s/ John Zimmerman
Name:	John Zimmerman
Title:	Authorized Signatory

Tomkins Corporation

By:	/s/ John Zimmerman
Name:	John Zimmerman
Title:	Authorized Signatory

[Amended and Restated LLC Agreement]

SCHEDULE A

Membership Interests

Member	Percentage of Membership Interests

The Gates Corporation	64.70793984%

Tomkins Corporation	35.29206016%

SCHEDULE B

Officers

Seth Mersky	President

Tony Morgan	Secretary

Konstantin Gilis	Vice President

Sam Blaichman	Vice President

Donald West	Assistant Secretary

John Zimmerman	Chief Financial Officer

SCHEDULE C

Capital Contributions

The Gates Corporation: (i) All of its rights and obligations as a payee and a holder with respect to the principal amount of $96,734,042.56 and accrued interest of $207,939.42 under that certain Amended and Restated Promissory Note dated as of September 28, 2010, in the principal amount of $1,009,000,000 issued by Tomkins US, LP, a Delaware limited partnership (“Tomkins”) in favor of Contributor (the “Tomkins Note”) and any other documents or instruments delivered pursuant thereto or in connection therewith or the loan transactions governed thereby or in any way based on or related to any of the foregoing including, without limitation, any guarantees associated therewith given with respect thereto (collectively with the Tomkins Note, the “Tomkins Note Documents”), (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of Gates against any person, whether known or unknown, arising under or in connection with the Tomkins Note, any other documents or instruments delivered pursuant thereto or in connection therewith or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations contributed, assigned and assumed pursuant to clause (i) above and (iii) for the avoidance of doubt, any other right, title, benefit and interest of any kind whatsoever in the Tomkins Note Documents not conveyed under that certain Purchase and Sale Agreement dated as of September 29, 2010 by and between Pinafore Acquisitions Limited, as seller, and the Company, as purchaser (the “Purchase and Sale Agreement”), under which Pinafore Acquisitions Limited sold, assigned and transferred a portion of its interests, rights and obligations in the Tomkins Note to the Company.

Tomkins Corporation: (i) All of its rights and obligations as a payee and a holder with respect to the principal amount of $49,822,628.08 and accrued interest of $3,050,052.91 under that certain Promissory Note dated as of September 20, 2010, in the aggregate principal amount of $1,850,000,000 issued by The Gates Corporation, a Delaware corporation (“Gates”) in favor of Gates Holdings Limited (as previously assigned and transferred to Contributor, the “Gates Note”) and any other documents or instruments delivered pursuant thereto or in connection therewith or the loan transactions governed thereby or in any way based on or related to any of the foregoing including, without limitation, any guarantees associated therewith given with respect thereto (collectively with the Gates Note, the “Gates Note Documents”), (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of Tomkins against any person, whether known or unknown, arising under or in connection with the Gates Note, any other documents or instruments delivered pursuant thereto or in connection therewith or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations contributed, assigned and assumed pursuant to clause (i) above and (iii) for the avoidance of doubt, any other right, title, benefit and interest of any kind whatsoever in the Gates Note Documents not conveyed under that certain Purchase and Sale Agreement dated as of

September 29, 2010 by and between Pinafore Acquisitions Limited, as seller, and the Company, as purchaser (the “Purchase and Sale Agreement”), under which Pinafore Acquisitions Limited sold, assigned and transferred a portion of its interests, rights and obligations in the Gates Note to the Company.